Supplement dated November 25, 2025, to the Annual Notice dated

May 1, 2025, for Great-West Smart Track® Variable Annuity, Great-West Smart Track® II Variable
Annuity and Great-West Smart Track® II - 5 Year Variable Annuity

contracts issued by Empower Annuity Insurance Company of America

Variable Annuity-2 Series Account

Supplement dated November 25, 2025, to the Annual Notice dated May 1, 2025,

for Great-West Smart Track® Variable Annuity and Great-West Smart Track® II - 5 Year Variable Annuity
contracts issued by Empower Life & Annuity Insurance Company of New York
Variable Annuity-2 Series Account of New York

This Supplement amends certain information in your variable annuity contract Annual Notice. Please read this Supplement carefully and keep it with your Annual Notice for future reference.

The “Portfolio Company – Investment Adviser; Sub-Adviser(s), as applicable” section of the table in the “APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT" section of the Annual Notice is amended so as all references to Invesco Asset Management Limited are hereby deleted in the following fund:

Invesco® V.I. Global Real Estate Fund - Series II

If you have any questions regarding this Supplement, please contact your investment professional or us toll free at 1-877-723-8723. Please keep this Supplement for future reference.